Exhibit 99
T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2009 RESULTS
Assets Under Management up 16% During Quarter to $366.2 Billion
BALTIMORE (October 23, 2009) — T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported third quarter 2009 results, including net revenues of $498.1 million, net income of $132.9 million, and diluted earnings per common share of $.50. Net revenues in the 2008 third quarter were $554.8 million when net income was $152.8 million and diluted earnings per common share was $.56.
Investment advisory revenues decreased 10.4%, or $48.4 million from the comparable 2008 quarter. Assets under management increased from $315.6 billion at June 30, 2009, to $366.2 billion at September 30, including $218.4 billion in the T. Rowe Price mutual funds distributed in the United States and $147.8 billion in other managed investment portfolios. Net cash inflows in the third quarter 2009 totaled $7.4 billion. Higher market valuations and income added $43.2 billion to assets under management in the 2009 quarter.
Results for the first nine months of 2009 include net revenues of more than $1.3 billion, net income of $281.1 million, and diluted earnings per share of $1.07, down 37.4% from $1.71 per share in the comparable 2008 period. Assets under management have increased 32.5% from the beginning of 2009. Net cash inflows from investors totaled $15.4 billion, and market appreciation and net income added $74.5 billion during the year-to-date period.
Financial Highlights
Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States decreased 11.5%, or $37.5 million, to $289.4 million in the third quarter of 2009. Average mutual fund assets under management were $204.3 billion in the 2009 quarter, a decrease of 9.7% from the average for the 2008 quarter. Mutual fund assets at September 30,

2009 were $218.4 billion, an increase of 15.6% or $29.4 billion from the end of June 2009, and 6.9% or $14.1 billion higher than the third quarter 2009 average.
Net inflows to the mutual funds were $2.6 billion during the third quarter of 2009. Net inflows included $3.5 billion to our bond funds that were offset by $.9 billion of net outflows from our money market funds. The Short Term Bond, New Income and International Bond funds together added $2.0 billion of net inflows. Cash flows into our stock funds were neutral after a $.5 billion transfer to our other managed investment portfolios at the end of the quarter. Higher market valuations and income increased our mutual fund assets under management by $26.8 billion during the third quarter of 2009.
Investment advisory revenues earned on the other investment portfolios that the firm manages decreased $10.9 million from the third quarter of 2008, or 7.9%, to $127.9 million. Average assets in these portfolios were $136.9 billion during the third quarter of 2009, down
$12.9 billion, or 8.6%, from the 2008 quarter. Net inflows of $4.8 billion include the $.5 billion transferred from the mutual funds at the end of the 2009 quarter. Higher market valuations and income during the third quarter of 2009 added $16.4 billion. Investors outside the United States now account for 11% of the firm’s assets under management.
The target-date retirement investment portfolios continue to be a significant source of assets under management. During the 2009 quarter, net inflows of $1.3 billion originated in these portfolios. Assets in the target-date retirement portfolios were $39.7 billion at September 30, 2009, accounting for nearly 11% of the firm’s assets under management and 17.5% of its mutual fund assets.
Operating expenses were $290.8 million in the third quarter of 2009, down $25.2 million from the 2008 quarter. Compensation and related costs decreased $14.6 million, or 6.9%, from the comparable 2008 quarter, primarily due to reductions in our average headcount, employee benefits costs and other employment expenses. At September 30, 2009, the firm employed 4,762 associates, down 11.6% from the end of 2008.

Advertising and promotion expenditures were down 22.2%, or $3.7 million, compared to the third quarter of 2008. The firm currently estimates that advertising and promotion expenditures for the fourth quarter will increase about $12 million from the 2009 third quarter. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand the investor base.
Other operating expenses decreased $8.3 million, or 17.5% from the comparable 2008 quarter, as cost control efforts have reduced most types of expenses, including professional fees and travel and related costs.
The third quarter 2009 provision for income taxes as a percentage of pretax income is 37.5% in order for the firm’s provision for the first nine months to be 37.4%.
Management Commentary
James A.C. Kennedy, the company’s chief executive officer and president, commented: “The firm’s investment advisory results relative to our peers remain strong, with 87% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the 5-year period ended September 30, 2009, 83% outperforming for the three-year period, and at least 79% outperforming for the one- and 10-year periods. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for nearly 71% of our rated funds’ assets under management.
“Our third quarter results were achieved during a period of very strong market performance that extended the impressive rally that started in early March. While we are pleased that the market reversal and the strong absolute and relative performance of our investment strategies have given a significant boost to the value of our clients’ portfolios, we nevertheless remain mindful that most equity investors have yet to recover all of their losses. Likewise, although our average assets under management, net revenues, and net income have rebounded nicely, they remain below their levels for the third quarter of 2008 as well as their year-end 2007 peak.

“We remain debt-free with substantial liquidity, including cash and mutual fund investment holdings of $1.4 billion that supports our ability to continue investing for the future. We have expended $54.9 million to repurchase just over two million of our common shares so far this year. Based on current strategic projects and plans, the firm’s property and equipment additions for all of 2009 are estimated to be about $168 million, including $103 million already expended this year from our available liquid resources.”
Market Commentary
“The actions taken by governments and central banks around the world to get global economies moving again have succeeded in pulling markets back onto more stable ground. Investor sentiment is improving, there is considerable liquidity that can move into the stock market, and we are encouraged that investors have shown a willingness to accept more risk. The strength of the global market rebound still leaves us cautious as headwinds persist and equity valuations may have gotten ahead of the recovery. Investors should not be surprised at a pullback as the markets begin to look for broader improvements in economic conditions. Nevertheless, we are generally optimistic that the worst of the global economic and market downturn is behind us.”
Closing Comment
In closing, Mr. Kennedy said: “We are fortunate that our financial stability, talented associates, and diversified investment and distribution capabilities have enabled us to weather the recent storm and stay focused on delivering value to our clients and stockholders. We are encouraged by growing investor interest and strong cash inflows, and although we are staying vigilant about our expense management, we will also continue to build on our success by strategically investing in key capabilities and attractive growth opportunities. As global economies continue on the road to recovery, the long-term outlook for T. Rowe Price remains strong.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2009 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include more information on the company’s unaudited financial results. It will also include our financial information in the XBRL data format.

Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per share on common stock, anticipated changes in the amount and composition of assets under management, anticipated expense levels and expense savings, estimated tax rates, and expectations regarding financial, future transactions and investments, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the company’s 2008 Form 10-K and 2009 Form 10-Q reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Nine months ended
	9/30/2008	9/30/2009	9/30/2008	9/30/2009
Revenues
Investment advisory fees	$465.7	$417.3	$1,431.1	$1,084.4
Administrative fees	88.7	80.0	268.4	238.7
Investment income of savings bank subsidiary	1.5	1.8	4.5	5.2

Total revenues	555.9	499.1	1,704.0	1,328.3
Interest expense on savings bank deposits	1.1	1.0	3.6	3.5

Net revenues	554.8	498.1	1,700.4	1,324.8

Operating expenses
Compensation and related costs	210.9	196.3	636.3	571.4
Advertising and promotion	16.7	13.0	73.4	49.4
Depreciation and amortization of property and equipment	15.3	16.4	45.9	49.7
Occupancy and facility costs	25.7	26.0	75.7	75.8
Other operating expenses	47.4	39.1	141.6	106.7

	316.0	290.8	972.9	853.0

Net operating income	238.8	207.3	727.5	471.8
Net non-operating investment income (loss)	5.7	5.2	27.8	(22.9)

Income before income taxes	244.5	212.5	755.3	448.9
Provision for income taxes	91.7	79.6	288.8	167.8

Net income	$152.8	$132.9	$466.5	$281.1

Dividends declared per share	$.24	$.25	$.72	$.75

Earnings per share on common stock
Net income	$152.8	$132.9	$466.5	$281.1
Less: net income attributable to outstanding restricted stock and units	(0.4)	(0.5)	(1.0)	(1.0)

Net income available to common stockholders	$152.4	$132.4	$465.5	$280.1

Weighted average common shares
Outstanding	258.7	256.1	260.0	255.5

Outstanding assuming dilution	270.6	263.6	272.1	261.3

Basic	$.59	$.52	$1.79	$1.10

Diluted	$.56	$.50	$1.71	$1.07

	Three months ended		Nine months ended
	9/30/2008	9/30/2009	9/30/2008	9/30/2009
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$272.9	$230.6	$852.1	$587.9
Bond and money market	54.0	58.8	157.9	162.0

	326.9	289.4	1,010.0	749.9
Other portfolios	138.8	127.9	421.1	334.5

Total investment advisory fees	$465.7	$417.3	$1,431.1	$1,084.4

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$177.4	$150.8	$185.4	$130.3
Bond and money market	48.9	53.5	47.9	50.2

	226.3	204.3	233.3	180.5
Other portfolios	149.8	136.9	151.7	122.1

	$376.1	$341.2	$385.0	$302.6

	12/31/2008	9/30/2009
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$117.9	$162.0
Bond and money market	46.5	56.4

	164.4	218.4
Other portfolios	111.9	147.8

	$276.3	$366.2

Equity securities	$196.9	$270.8
Debt securities	79.4	95.4

	$276.3	$366.2

	Nine months ended
	9/30/2008	9/30/2009
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities, including $68.0 of stock-based compensation and $36.1 of impairments on mutual fund investments	$736.4	$466.6
Cash used in investing activities, including ($103.0) for additions to property and equipment in 2009	(56.4)	(142.1)
Cash used in financing activities, including common stock repurchases of ($58.9) and dividends paid of ($192.3) in 2009	(612.4)	(204.3)

Net change in cash during the period	$67.6	$120.2

	12/31/2008	9/30/2009
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$619.1	$739.3
Investments in sponsored mutual funds	513.5	666.1
Property and equipment	440.1	501.9
Goodwill	665.7	665.7
Accounts receivable and other assets	581.0	588.0

Total assets	2,819.4	3,161.0
Total liabilities	330.6	421.3

Stockholders’ equity, 257.3 common shares outstanding in 2009, including net unrealized holding gains of $95.8 in 2009	$2,488.8	$2,739.7